Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) before income taxes	$9	$(24)	$75	$174	$95
Less: capitalized interest	(27)	(16)	(9)	(5)	(5)
Add:
Fixed charges	263	172	113	79	53
Amortization of capitalized interest	1	1	1	—	—
Adjusted earnings	$246	$133	$180	$248	$143
Fixed charges:
Interest expense	$169	$104	$52	$28	$20
Amortization of debt costs	4	3	1	1	1
Rent expense representative of interest	90	65	60	50	32
Total fixed charges	$263	$172	$113	$79	$53
Ratio of earnings to fixed charges (1)	—	—	1.59	3.14	2.69

(1)	Earnings were inadequate to cover fixed charges by $17 million and $39 million for the years ended December 31, 2006 and 2005, respectively.